SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 21, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 21, 2016 regarding “Ericsson announces changes to executive leadership team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

	By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

	By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: April 21, 2016

PRESS RELEASE APRIL 21, 2016

Ericsson announces changes to executive leadership team

•	New appointments to the Ericsson Executive Leadership Team (ELT) and regional heads, effective July 1, 2016

•	Changes follows new organizational structure announcement

Ericsson (NASDAQ:ERIC) today announced a series of organizational and structural changes to strengthen strategy execution to drive growth and profitability. Following this announcement, the Executive Leadership Team (ELT) will consist of the following members as of July 1, 2016:

Hans Vestberg, President and CEO (since 2010)

Jan Frykhammar, Executive Vice President, Chief Financial Officer and Head of Group Function Finance & Common Functions. Frykhammar currently holds the position as Executive Vice President, Chief Financial Officer and Head of Group Function Finance (since 2009)

Arun Bansal, Senior Vice President and Head of Business Unit Network Products. Bansal currently holds the position as Head of Business Unit Radio (since 2014) – new member of the ELT

Per Borgklint, Senior Vice President, Chief Innovation Officer and Head of Business Unit Media. Borgklint currently holds the position as Senior Vice President and Head of Business Unit Support Solutions (since 2011)

Bina Chaurasia, Senior Vice President, Chief Human Resources Officer and Head of Group Function Human Resources (since 2010)

Ulf Ewaldsson, Senior Vice President, Chief Technology Officer and Head of Group Function Technology (since 2012)

Niklas Heuveldop, Senior Vice President, Chief Customer Officer and Head of Group Function Sales. Heuveldop currently holds the position as Head of Global Customer Unit AT&T – new member of the ELT

Chris Houghton, Head of Region North East Asia (since 2015) – new member of the ELT

Fredrik Jejdling, Senior Vice President and Head of Business Unit Network Services. Jejdling currently holds the position as Head of Region sub-Saharan Africa (since 2013) – new member of the ELT

PRESS RELEASE APRIL 21, 2016

Anders Lindblad, Senior Vice President and Head of Business Unit IT & Cloud Products. Lindblad currently holds the position as Head of Business Unit Cloud & IP (since 2014) – new member of the ELT

Nina Macpherson, Senior Vice President, Chief Legal Officer and Head of Group Function Legal Affairs (since 2011)

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer and Head of Group Function Marketing and Communications (since 2014)

Jean-Philippe Poirault, Senior Vice President and Head of Business Unit IT & Cloud Services. Poirault currently holds the position as Head of Consulting and Systems Integration – new member of the ELT

Rima Qureshi, Senior Vice President, Head of Region North America and Chief Strategy Officer. Qureshi currently holds the position as Senior Vice President, Head of Group Function Strategy and Head of M&A (since 2014)

Charlotta Sund, Senior Vice President and Head of Customer Group Industry & Society. Sund currently holds the position as Head of Region Northern Europe and Central Asia (since 2014) – new member of the ELT

Elaine Weidman-Grunewald, Head of Group Function Sustainability and Corporate Responsibility – new member of the ELT

In addition to the ELT members Ericsson today also announces the following appointments effective July 1, 2016:

Peter Laurin, Head of Region Northern Europe and Central Asia. Laurin currently holds the position as Head of Global Customer Unit Vodafone

Jean-Claude Geha, Head of Region sub-Saharan Africa. Geha currently holds the position as Head of Business Line Managed Services

Gustav Brismark, Chief Intellectual Property Officer and Head of IPR & Licensing. Brismark currently holds the position as Vice President, Patent Strategy and Portfolio

Hans Vestberg, President and CEO of Ericsson says: “As we move into a new phase of the company development I want to give a special recognition and thanks to the leaving ELT members. They have been instrumental in building our market leadership and setting us on our current path of change.”

The following individuals will leave the Executive Leadership Team effective July 1, 2016:

Magnus Mandersson, Executive Vice President (since 2011) and Head of Segment and Business Unit Global Services (since 2010). As of July 1, 2016, Mandersson will hold the position as Head of Segment Global Services, Executive Vice President and Advisor to the CEO.

PRESS RELEASE APRIL 21, 2016

Jan Wäreby, Senior Vice President and Head of Group Function Sales (since 2014). Wäreby will retire from Ericsson as of November 30, 2016.

Anders Thulin, Senior Vice President, Chief Information Officer and Head of Group Function Business Excellence and Common Functions (since 2013). Thulin will leave the company as of July 1, 2016, to pursue opportunities outside the company.

Angel Ruiz, Head of Region North America (since 2010). Ruiz will continue with the company as Chairperson of regions North and Latin America.

Mats H. Olsson, Senior Vice President and Head of Ericsson Asia-Pacific (since 2013). Olsson will leave Ericsson as of July 1, 2016.

NOTES TO EDITORS

Profiles on current members of the Executive Leadership Team can be found here:

www.ericsson.com/thecompany/corporate_governance/company_management

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2015 were SEK 246.9 billion (USD 29.4 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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PRESS RELEASE APRIL 21, 2016

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 21, 2016, at 07:30 CET.